Reply to the Attention of	Thomas J. Deutsch
Direct Line	604.691.7445
Direct Fax	604.893.2679
Email Address	thomas.deutsch@mcmillan.ca
Our File No.	57562V-297082-Transaction Documents
Date	March 7, 2023

Via EDGAR Correspondence

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention:         Jennifer O’Brien, Staff Accountant

and                   John Coleman, Mining Engineer

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp.

Form 10-K for Fiscal Year Ended July 31, 2022

Form 10-Q for Fiscal Quarter Ended October 31, 2022

File No. 001-33706

Response to the SEC Comment Letter

We are writing as counsel to and on behalf of Uranium Energy Corp. (the “Company”) and hereby acknowledge receipt, on behalf of the Company, of the recent comment letter (the “Comment Letter”), dated February 16, 2023, from the United States Securities and Exchange Commission (the “SEC”).

In this respect we confirm, on behalf of the Company, that the Company plans to fully respond to the recent Comment Letter on or before Wednesday, March 22, 2023, unless otherwise discussed with the SEC in advance.

We trust that the foregoing is clear and satisfactory in this respect; however, should the SEC have any immediate questions or concerns respecting any of the same please do not hesitate to contact the undersigned, at 604.691.7445, at the SEC’s convenience at any time.

We thank the SEC in advance for its continued cooperation in this matter and, in the interim, we remain,

Yours very truly, /s/ Thomas Deutsch Thomas Deutsch* for McMillan LLP

* Law Corporation
ec.         The Company; CEO, CFO and General Counsel

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